EXHIBIT 99.1

Colliers International Completes Strategic Investment in Harrison Street Real Estate

Leading Real Estate Asset Investment Manager Anchors New Growth Platform

TORONTO and CHICAGO, July 05, 2018 (GLOBE NEWSWIRE) -- Leading global commercial real estate services firm Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) has completed its previously announced, strategic investment in Harrison Street Real Estate Capital LLC (“Harrison Street”), one of the largest real estate investment firms dedicated to the education, healthcare and storage sectors with approximately $14.6 billion in assets under management.

Headquartered in Chicago, with an office in London, Harrison Street is a pioneer in demographic-based real estate investing. Since inception in 2005, the firm has established a series of disciplined and highly differentiated investment products across multiple risk/return strategies, originating and managing a series of open and closed-end real estate investment funds and liquid securities, counting among its investors many of the world’s most respected sovereign wealth funds, public & corporate pension funds, endowments, insurance companies, foundations and family offices.

Colliers acquired 75% of Harrison Street, with the senior management team of Harrison Street owning the balance of the equity. Harrison Street’s Co-Founder and Chief Executive Officer, Christopher Merrill, will serve as CEO, lead the operations and remains the largest individual shareholder. Harrison Street’s senior management team will continue to operate the firm’s day-to-day business, providing long-term stability for all the firms’ stakeholders. Colliers expects the annual run rate of management fee revenue to be between $100-115 million and to be materially accretive to its adjusted EBITDA, adjusted net earnings and adjusted earnings per share for the balance of 2018 and annually thereafter.

“Closing of the Harrison Street transaction establishes Colliers International as one of the major players in global real estate investment management, provides an important new platform for growth and facilitates the integration of our existing real estate investment management operations in Europe,” said Jay Hennick, Chairman and CEO of Colliers International. “Our enterprising culture and partnership driven business model aligns perfectly with Harrison Street, which brings an exceptional group of leaders to our organization and a company with a proven track record of success spanning a broad spectrum of significant accomplishments.”

“The addition of Harrison Street will not only provide an attractive business for future growth and capital deployment, it will also strengthen our cash flow and earnings,” said John Friedrichsen, Chief Financial Officer of Colliers International. “Beginning with the third quarter, we will update our segmented reporting to separately disclose our new Investment Management Services platform comprising the results of Harrison Street as well as our existing European investment management business. Together, this new segment will have more than $20 billion in assets under management from the world’s most respected institutional real estate investors.”

“We are excited to hit the ground running with Colliers, leveraging our respective track records of success, enterprising cultures, and focus on client service.  As part of Colliers’ global platform, we will provide our investors and employees greater stability and significant growth opportunities in the future,” said Christopher Merrill, CEO of Harrison Street.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is top tier global real estate services and investment management company operating in 69 countries with a workforce of more than 12,000 professionals. Colliers is the fastest-growing publicly listed global real estate services and investment management company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide, and through its investment management services platform, has more than $20 billion of assets under management from the world’s most respected institutional real estate investors.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice to accelerate the success of its clients. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers is ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

Colliers is led by an experienced leadership team with a proven record of delivering more than 20% annualized returns for shareholders, over more than 20 years.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

About Harrison Street Real Estate Capital

Harrison Street Real Estate Capital LLC is one of the leading real estate investment management firms exclusively focused on the Education, Healthcare and Storage sectors. The firm has created a series of differentiated investment products across multiple risk/return strategies. Headquartered in Chicago with an office in London, the firm has approximately $14.6 billion in assets under management. For more information, please visit www.harrisonst.com.

Forward-looking Statements and Non-GAAP Measures

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; institutional investor sentiment and allocation of capital into commercial real estate; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This press release includes non-GAAP financial measures. The non-GAAP measures referenced herein are determined in a manner consistent with the descriptions included in the Company’s MD&A for the year ended December 31, 2017 under the heading “Reconciliation of non-GAAP financial measures” which can be obtained at www.sedar.com.

COLLIERS CONTACT:
John B. Friedrichsen
Chief Financial Officer
(416) 960-9500

HARRISON STREET CONTACT:
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co. (212) 257-4170